SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated For the month of July 2015

Homex Development Corp.
(Translation of Registrant's Name Into English)

Boulevard Alfonso Zaragoza Maytorena 2204.
Bonanza 80020. Culiacán, Sinaloa, México.
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ___X___ Form 40-F _______

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _______ No_______

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b); 82-)

Investor relations contact Vania Fueyo Zarain vfueyo@homex.com.mx

Press Release

Homex Announces the Successful Completion of its Concurso Mercantil Procedure

Culiacán, Sinaloa, July 9th, 2015 – Desarrolladora Homex, S.A.B. de C.V. (together with certain of its subsidiaries, “Homex” or the “Company”) announced that the First District Court sitting in Culiacán, Sinaloa, México issued a judgment approving the “Convenios Concursales” (reorganization plans) presented by Homex. The effectiveness of the transactions described in the reorganization plans remains subject to the satisfaction of the conditions to the effective date provided in the reorganization plans.  With this resolution, Homex is poised to continue with the reactivation of its operations according to its new business plan.

This resolution completes the Company’s Concurso Mercantil proceeding under Article 339 and Title Fourteenth of the Mexican Ley de Concursos Mercantiles. The Convenios Concursales, which were supported by the requisite majorities of recognized creditors, specify the treatment of each and every recognized creditor.

Gerardo de Nicolás, Chief Executive Officer of Homex, commented: “This is a very important step for the future of Homex and serves as strong evidence that the new Concursos Mercantiles law is expeditious and effective. I would like to thank everyone that has supported Homex in this process, including all government authorities that were part of the process. I would also like to thank our creditors, who have once again placed trust in us and have supported us so that Homex can continue to serve the affordable entry and middle income housing market in México. As well, I extend my thanks to the Conciliador, Ernesto Valenzuela Espinoza, and the legal and financial advisors who were actively involved in the Concurso Mercantil proceeding, and to the financial entities that have enabled us to obtain the necessary financing for the reactivation of Homex projects. Finally, I recognize and thank everyone who works at Homex because, without their effort, we would not have been able to achieve this agreement. I am fully confident that the Company will thrive under the New Housing Policy in México and once again be a stable employer and a channel for Mexican families to have access to quality homes. We are very pleased to successfully conclude the Concurso Mercantil procedure, and we are very motivated and prepared to continue to reactivate our operations and satisfy the growing demand in the Mexican housing market.”

About Homex

Desarrolladora Homex, S.A.B. de C.V. [NYSE: HXM, BMV: HOMEX] is a vertically integrated, home-development company focused on affordable entry-level and middle-income housing in Mexico.

Desarrolladora Homex, S.A.B. de C.V. public reports and all other written materials may from time to time contain statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. Forward-looking statements involve inherent risks and uncertainties.  We caution investors that a number of important factors can cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements.  These factors include economic and political conditions and government policies in Mexico or elsewhere, including changes in housing and mortgage policies, inflation rates, exchange rates, regulatory developments, customer demand and competition.  For those statements, the Company claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Discussion of factors that may affect future results is contained in our filings with the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Date: July 9, 2015	Homex Development Corp. By: /s/ Carlos Moctezuma Name: Carlos Moctezuma Title: Chief Financial Officer